Denison Mines Corp.
Atrium on Bay, 595 Bay Street, Suite 402
Toronto, ON M5G 2C2
Ph. 416-979-1991 • Fx. 416-979-5893 •
www.denisonmines.com

PRESS RELEASE

DENISON BEGINS SUMMER EXPLORATION PROGRAM
AND RECEIVES ASSAYS FROM GRYPHON ZONE

Toronto, ON – June 4, 2015… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to report the start of summer drilling in the Athabasca Basin in northern Saskatchewan. The Company is also pleased to report the receipt of all uranium assay results from its winter drilling program at Wheeler River. The assay results, including 7.9% U3O8 over 4.5 metres in WR-584B and 4.5% U3O8 over 4.5 metres in WR-597, confirm the previously released down-hole probe results at or in the vicinity of the Gryphon zone. The Gryphon zone is located three kilometres northwest of the high-grade Phoenix deposit.

David Cates, President and CEO of Denison, commented, “We are excited about the prospect of getting back into the field to complete the additional drilling necessary to support an initial resource estimate for the Gryphon zone, and to test a number of new high priority targets in the area, including mineralization roughly 800 metres to the south of Gryphon at the unconformity. Similarly, we are looking forward to continuing to explore several of our other properties in the Basin, including Crawford Lake and Waterbury Lake where we have a number of high priority targets.”

Summer Exploration Begins

Summer drilling has begun on the Wheeler River property. Wheeler River is the primary focus of the Company’s summer program – with 36 drill holes planned, totaling approximately 24,000 metres. Priorities at Wheeler River continue to be the expansion of mineralization at and near the Gryphon zone, the discovery of additional zones of mineralization in the vicinity of the Gryphon zone, and the evaluation of other prospective target areas on the property. The summer program is designed to build on the success of the winter program and to complete the additional drilling required to support the preparation of an initial estimate of mineral resources, at the main Gryphon zone, before the end of the year.

In addition to the drilling program at Wheeler River, Denison will complete approximately 10,000 metres of drilling on several other Denison operated projects, including Bell Lake (100% Denison), Jasper Lake (100% Denison), Stevenson River (100% Denison), Crawford Lake (100% Denison) and Bachman Lake (100% Denison), Waterbury Lake (60% Denison) and Murphy Lake (58.94% Denison).

Wheeler River Assay Results

Assays from all 26 drill holes completed during the winter drilling program at Wheeler River have now been received. All of the drilling was located in the general area of the Gryphon zone.

As reported previously, much of the drilling was focused on expanding the Gryphon zone of basement hosted uranium mineralization with drill holes that were completed on 50 metre centres. The zone was successfully extended up-plunge, down-plunge, and up-dip on two sections. Consistent with the down-hole probe data, the best assay result was in drill hole WR-584B, which intersected 7.9% U3O8 over 4.5 metres in the up-plunge direction at Gryphon.

Additionally, 14 drill holes were completed to explore for additional zones of mineralization along strike to the south of Gryphon. This resulted in the discovery of a new zone of uranium mineralization, occurring at the unconformity, 800 metres to the south of the Gryphon zone. Mineralization in this new zone straddles the unconformity, replacing the matrix of the basal sandstone or filling fractures in the underlying pelitic strata. Assay results from this area are encouraging, as drill hole WR-597 returned 4.5% U3O8 over 4.5 metres along with several other mineralized intervals. As WR-597 is the furthest hole completed to the south, the new zone is open in that direction and will be followed up this summer.

The drill results from the Wheeler River winter program are summarized in the table below. The attached figure shows the location of the drill holes on an inclined longitudinal section. Wheeler River is located between the McArthur River Mine and Key Lake mill complex in the Athabasca Basin in northern Saskatchewan. Denison is the operator and holds a 60% interest in the project. Cameco Corporation holds a 30% interest and JCU (Canada) Exploration Company, Limited holds the remaining 10% interest.

2015 Year to Date Probe and Assay Comparison

Drill Hole	Down-Hole Total Gamma Probe[1]				Assay
	From (m)	To (m)	Length (m)	eU3O8 (%)[2]	From (m)	To (m)	Length (m)	U3O8 (%)
WR-571D2[3,5]	512.6	517.9	5.3	3.2	512.0	517.5	5.5	3.9
and	544.8	546.0	1.2	1.8	544.0	545.5	1.5	5.0
WR-574D1[3,5]	473.0	475.0	2.0	1.3	471.5	472.5	1.0	1.0
and					473.0	474.5	1.5	1.5
and	510.4	511.4	1.0	7.5	510.0	511.0	1.0	8.1
and	519.6	520.6	1.0	1.1	518.5	520.0	1.5	1.3
WR-577D1[4,5]	664.5	666.6	2.1	0.3	665.0	667.0	2.0	0.2
and	678.0	679.0	1.0	0.3	678.0	679.0	1.0	0.5
WR-582[3]	764.2	766.6	2.4	2.9	763.5	766.5	3.0	3.8
WR-583[3]	786.3	788.7	2.4	2.8	786.1	788.1	2.0	3.7
WR-584B3	641.6	646.2	4.6	9.0	641.6	646.1	4.5	7.9
WR-583D2[3,5]	501.6	503.8	2.2	1.5	501.5	504.0	2.5	1.7
and					507.5	508.5	1.0	1.1
and	508.2	509.8	1.6	2.4	509.0	510.0	1.0	3.6
WR-589[4]	569.8	573.1	3.3	0.4	570.0	571.0	1.0	0.6
and	584.0	585.9	1.9	0.2	584.1	586.1	2.0	0.3
WR-590[4]	559.6	561.3	1.7	0.1	561.0	562.0	1.0	0.1
and	563.7	567.0	3.3	0.1	564.4	565.4	1.0	0.1
and					565.9	567.4	1.5	0.2
and	572.3	573.8	1.5	0.2	572.6	574.1	1.5	0.3
and	579.1	581.7	2.6	0.3	579.7	582.2	2.5	0.3
WR-591[4]	586.3	587.3	1.0	0.2	585.9	586.9	1.0	0.5
WR-592[4]	585.4	587.2	1.8	0.5	585.5	587.0	1.5	0.4
WR-593[4]	492.9	494.2	1.3	0.3	493.0	495.0	2.0	0.2
WR-595[4]	525.0	526.2	1.2	1.0	526.2	527.7	1.5	0.5
and	565.8	571.6	5.8	0.2	567.5	573.0	5.5	0.1
WR-597[3]	496.5	500.5	4.0	2.8	495.5	500.0	4.5	4.5
and	586.9	587.9	1.0	1.6	586.5	587.5	1.0	1.8
WR-598[4]	583.3	584.3	1.0	0.4	583.3	584.3	1.0	0.5
WR-599[4]	593.1	594.1	1.0	0.2	592.8	593.8	1.0	0.3

Notes:	1. Probe results were previously released
2. eU3O8 is radiometric equivalent uranium from a total gamma down-hole probe
3. Composited above a cutoff grade of 1.0% eU3O8
4. Composited above a cutoff grade of 0.05% eU3O8
5. Distances are measured from the wedge, not from surface.

As the drill holes are oriented steeply toward the northwest and the basement mineralization dips moderately to the southeast, the true thickness of the basement mineralization (all holes except WR-595 and WR-597) is expected to be approximately 75% of the intersection lengths. As the unconformity mineralization in WR-595 and WR-597 is likely to be horizontal, the true thickness of it is expected to be approximately 90% of the intersection lengths.

Qualified Person

The disclosure of a scientific or technical nature contained in this news release was prepared by Steve Blower P.Geo., Denison's Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison's Annual Information Form dated March 5, 2015 filed under the Company's profile on SEDAR at www.sedar.com.

About Denison

Denison is a uranium exploration and development company with interests in exploration and development projects in Canada, Zambia, Mali, Namibia and Mongolia. Including its 60% owned Wheeler project, which hosts the high grade Phoenix uranium deposit, Denison’s exploration project portfolio consists of numerous projects covering over 400,000 hectares in the eastern Athabasca Basin region of Saskatchewan. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 60% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill. Internationally, Denison owns 100% of the conventional heap leach Mutanga project in Zambia, 100% of the uranium/copper/silver Falea project in Mali, a 90% interest in the Dome project in Namibia, and an 85% interest in the in-situ recovery projects held by the Gurvan Saihan joint venture (“GSJV”) in Mongolia.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact
David Cates	(416) 979-1991 ext 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this press release constitutes “forward-looking information", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", “forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this press release should not be unduly relied upon. This information speaks only as of the date of this press release. In particular, this press release may contain forward-looking information pertaining to the following: the likelihood of completing and benefits to be derived from corporate transactions; the estimates of Denison's mineral reserves and mineral resources; expectations regarding the toll milling of Cigar Lake ores; capital expenditure programs, estimated exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium (“U3O8”); possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; and receipt of regulatory approvals, permits and licences under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison's actual results and future events could differ materially from those anticipated in this forward-looking information as a result of the factors discussed under the heading "Risk Factors" in Denison’s Annual Information Form dated March 5, 2015 available at www.sedar.com, and in its Form 40-F available at www.sec.gov/edgar.shtml.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Gryphon Zone High Grade Uranium Discovery at Wheeler River

DENISON MINES

Gryphon Zone Upper Lens Inclined Longitudinal Section (Oriented 015/45E) June 4, 2015

SW
NE
Sub-Athabasca unconformity
WR-597D1
WR-595 0.5% / 1.5 m (UC) and 0.1% / 5.5 m (Bsmt)
WR-591 (Bsmt) 0.5% / 1.0 m
WR-590 (Bsmt) 0.1% / 1.0 m and 0.1% / 1.0 m and 0.2% / 1.5 m and 0.3% / 1.5 m and 0.3% / 2.5 m
WR-589 (Bsmt) 0.6% / 1.0 m and 0.3% / 2.0 m
WR-592 (Bsmt) 0.4% / 1.5 m
WR-599 (Bsmt) 0.3% / 1.0 m
WR-598 (Bsmt) 0.5% / 1.0 m
WR-593 (Bsmt) 0.2% / 2.0 m
WR-597 4.5% / 4.5 m (UC) and 1.8% / 1.0 (Bsmt)
WR-596
WR-588D1
WR-588
WR-587
WR-574 5.0% / 2.0 m and 1.5% / 1.0 m and 14.6% / 2.0 m
WR-574D1 (Bsmt) 1.0% / 1.0 m and 1.5% / 1.5 m and 8.1% / 1.5 m and 1.3% / 1.5 m
WR-565
ZK-06
WR-576 0.2% / 1.0 m
WR-579
WR-580 2.7% / 2.0 m
WR-572 2.5% / 1.0 m and 9.5% / 1.0 m and 1.8% / 1.0 m and 2.1% / 1.0 m
ZK-04
WR-585A
WR-575 0.5% / 2.0 m
WR-584B 7.9% / 4.5 m
WR-577
WR-577D1 0.2% / 2.0 m and 0.5% / 1.0 m
WR-560 21.2% / 4.5 m (Lower Lens)
WR-566
WR-569A 2.4% / 1.0 m and 1.1% / 1.5 m and 3.8% / 3.0 m and 13.2% / 3.5 m and 12.4% / 1.0 m and 4.9% / 9.0 m and 3.6% / 2.0 m
WR-556 15.3% / 4.0 m
WR-571D2 (Bsmt) 3.9% / 5.5 m and 5.0% / 1.5 m
WR-568
Gryphon Zone
WR-570 0.3% / 10.5 m and 0.3% / 3.0 m
WR-567 1.7% / 1.0 m and 1.6% / 3.0 m
WR-582 3.8% / 3.0 m
WR-583 3.7% / 2.0 m
WR-564 1.2% / 1.0 m and 1.4% / 1.0 m and 1.5% / 1.0 m and 6.6% / 2.0 m and 3.4% / 1.0 m and 1.2% / 1.0 m and 2.1% / 1.0 m
WR-571 8.8% / 2.5 m and 1.9% / 1.0 m
WR-583D2 1.7% / 2.5 m and 1.1% / 1.0 m and 3.6% / 1.0 m
WR-578 0.5% / 4.5 m
WR-573D1 22.2% / 2.5 m and 1.5% / 1.0 m
WR-583D1
WR-594
WR-586
WR-586D1
Cross Section
Sub-Athabasca unconformity
WR-597 (Unconformity) 4.5% / 4.5 m
WR-595 (Unconformity) 0.5% / 1.5 m
WR-595 (Basement) 0.1% / 5.5 m
WR-597D1
WR-597 (Basement) 1.8% / 1.0 m
WR-595
WR-597
WR-599
Pelite
Graphitic Pelite
Quartzite
Pegmatite
Sandstone
100 m
ATHABASCA BASIN
Uranium mines and deposits
Uranium mill
50 km
Midwest, Midwest A 49 million lbs. U_3O_8 (Ind)
Cigar Lake 217 million lbs. U_3O_8 (P&P)
McArthur River (P2N) 381 million lbs. U_3O_8 (P&P)
Wheeler River
Phoenix Deposit 70 million lbs. U_3O_8 (Ind)
Key Lake Mill
Sandstone
Basement
Mineralization Grade x Thickness >1 m%
Mineralization Grade x Thickness >20 m%
Gryphon Zone intersection
2014 assay results (%U_3O_8)
2015 assay results (%U_3O_8)
100 m

This figure to accompany news release dated June 4, 2015.